UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A-5

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.5)

                          TOREADOR ROYALTY CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                         COMMON STOCK $0.15625 PAR VALUE
--------------------------------------------------------------------------------

                                   891041 10 5
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                  PETER L. FALB
                                 33 BROAD STREET
                                BOSTON, MA 02109
                            Telephone: (617) 742-0666
                            Facsimile (617) 742-2304
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 27, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-5           Page 2  of 9 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Peter Lawrence Falb                             ###-##-####
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      111,000
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           732,300
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             111,000
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      732,300
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  843,300
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.93%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-5           Page 3  of 9 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Edward Nathan Dane                             ###-##-####
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           732,300
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      732,300
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  732,300
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.71%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-5           Page 4  of 9 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Firethorn I Limited Partnership                 04-3064184
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      170,000
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             170,000
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  170,000
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.41%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-5           Page 5  of 9 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  Dane, Falb, Stone & Co., Inc.                   04-2622331
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      561,500
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           800
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             561,500
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      800
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  562,300
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.29%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IA
================================================================================

CUSIP No.  891041 10 5

         The Schedule 13D previously filed by the undersigned (the "Reporting Persons") with respect to the Common Stock, $.15625 par value, of Toreador Royalty Corporation (the "issuer") is hereby amended as follows:

Item 3 is amended and restated to read in its entirely as follows:

               ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER
                           CONSIDERATION:

                           As to 562,300 shares, portfolio funds of investment advisees of Dane, Falb, Stone & Co., Inc.

Item 4 is hereby supplemented as follows:

               ITEM 4      PURPOSE OF TRANSACTION:

               (a)  Item 4 is hereby supplemented, as follows:

                           All the shares were purchased and are being held for investment purposes. Increases in the percentages reported herein from those previously reported were caused in some part by a decrease in the number of shares outstanding. Ownership of the shares is as follows:

                                (i) Investment advisory clients of Dane, Falb, Stone & Co., Inc. ("DFS"), an investment adviser registered under the Investment Advisers Act of 1940, hold 562,300 shares. Of those shares, DFS has sole voting and dispositive power with respect to 561,500 shares and shared voting and dispositive power with respect to 800 shares. Peter L. Falb and Edward Nathan Dane are the principals and sole stockholders of DFS and to the extent that DFS has the power to vote and dispose of the shares held by its investment advisory clients, they share such power. The acquisition of such 562,300 shares was made in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer nor in connection with or as a participant in any transaction having such purpose or effect. The beneficial ownership by DFS of such shares has properly been reported on Schedule 13G.

                                (ii) Mr. Falb owns 111,000 shares directly or indirectly through family members.



                                Page 6 of 9 Pages

CUSIP No.  891041 10 5


                                (iii) Mr. Dane does not own any shares directly
                                or   indirectly   through   family   members  or
                                otherwise.

                                (iv) Firethorn I Limited Partnership ("Firethorn I") is a private investment partnership which directly owns 170,000 shares.

               (b) Mr. Falb, on April 27, 1998, sent a letter to Mr. John Mark McLaughlin, Chairman, Toreador Royalty Corporation, the text of which was as follows:


                           Dear Sir,

                           Apparently, ethical standards of good faith business dealing are different in Dallas and in Boston. Our opposition to any transaction was made crystal clear to you. Your press release of April 27 does not mention the fact that major [shareholders] vigorously oppose your action and will take any and all steps necessary to prevent further disregard for the shareholder's interest.

                           As a substantial shareholder of Toreador Royalty, I demand that you provide the following items to me and to my Delaware attorney:

                                          Mr. Jesse Finkelstein
                                          Richards, Layton & Finger
                                          One Rodney Square
                                          Wilmington, DE  19801

                           (A similar demand with additional requirements will shortly be sent from the registered [shareholders]:
                           Karen F. Falb, Trustee, the Hilary Bell Falb 1983 Trust and Karen F. Falb, Trustee, the Alison Forslund Falb 1985 Trust);

                                          1) CURRENT Shareholder's List;

                                          2) All expense records of officers and
                           directors and justification for same for the past nine years (particularly, Mr. Vig's travel, club and entertainment expenses);

                                          3) A list of all  suppliers,  vendors,
                           geologists, partners, etc. dealt with by Toreador during the past nine years and a statement of the relationships (if any) with directors and officers of Toreador;

                                          4) Business  plans and budgets for the
                           past nine years together with the Board's criteria for evaluating management performance;

                                          5)  All   material   relating  to  the
                           private placement of shares at a substantial discount with




                                Page 7 of 9 Pages

CUSIP No.  891041 10 5


                           particular emphasis on the rationale for such a dilution of shareholder value;

                                          6) All material  relating to drilling,
                           leasing activity in Arkansas with particular emphasis on the COMPLETE details of ALL LOSSES deriving from such activity;

                                          7)   All    material    relating    to
                           negotiations with third parties (e.g. Union Pacific Resources) regarding the "Red Cave" formation;

                                          8)  All  employment  contracts  and  a
                           statement of the basis for compensation, benefits, etc.

                           The stewardship of public company is a SERIOUS FIDUCIARY DUTY. As a substantial shareholder, I must insist that the Board and Management properly meet their obligation to the shareholders.


                                                       Sincerely,



               ITEM 5 IS  AMENDED  AND  RESTATED  TO  READ  IN ITS  ENTIRETY  AS
               FOLLOWS:


              ITEM 5(A)                        SHARES
                                               BENEFICIALLY   PERCENTAGE
                                               OWNED          OF CLASS
                                               ------------   ----------
Peter L. Falb                                    843,300        16.93%
Edward Nathan Dane                               732,300        14.71%
Dane, Falb, Stone & Co. Inc.                     562,300        11.29%
Firethorn I Limited Partnership                  170,000         3.41%


              ITEM 5(B)

                                                     SOLE          SHARED       SOLE            SHARES
                                                     VOTING        VOTING       DISPOSITIVE     DISPOSITIVE
                                                     POWER         POWER        POWER           POWER
                                                     ------        ------       -----------     -----------

Peter L. Falb                                        111,000      732,300        111,000          732,300
Edward Nathan Dane                                     --         732,300          --             732,300
Dane, Falb, Stone & Co., Inc.                        561,500          800        562,300              800
Firethorn I Limited Partnership                      170,000        --           170,000            --



                                Page 8 of 9 Pages

CUSIP No.  891041 10 5


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 1, 1998                                      /s/ Peter L. Falb
                                                 ----------------------------------------

May 1, 1998                                      /s/ Edward Nathan Dane
                                                 ----------------------------------------

                                                 DANE, FALB, STONE & CO., INC.



May 1, 1998                                      By: /s/ Peter L. Falb, Treasurer
                                                     ------------------------------------


May 1, 1998                                      By: /s/ Edward Nathan Dane, President
                                                     ------------------------------------

                                                 FIRETHORN I LIMITED PARTNERSHIP

                                                 By: FIRETHORN II LIMITED PARTNERSHIP,
                                                     its general partner

                                                 By: EAGLEROCK CORPORATION, its
                                                     general partner



May 1, 1998                                      By: /s/ Peter L. Falb, Treasurer
                                                     ------------------------------------


May 1, 1998                                      By: /s/ Edward Nathan Dane, President
                                                     ------------------------------------





                                Page 9 of 9 Pages